Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in Post-Effective Amendment No. 1 to the Registration Statement on Form S-3 (No. 333-157880) and related Prospectus of Arch Coal, Inc. for the registration of Debt Securities, Warrants, Purchase Contracts, Units, Preferred Stock, Depositary Shares, Common Stock and Guarantees of Debt Securities and to the incorporation by reference therein of our reports dated March 1, 2010, with respect to the consolidated financial statements and schedule of Arch Coal, Inc., and the effectiveness of internal control over financial reporting of Arch Coal, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2009, filed with the Securities and Exchange Commission.

St. Louis, Missouri
July 29, 2010